Exhibit 99.1

Evogene Announces Expected Implementation of 1-for-10 Reverse Share Split

Following the reverse share split, the Company will have approximately 5,079,000 Ordinary Shares issued and outstanding

REHOVOT, Israel, July 23, 2024 -- Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) (the “Company” or “Evogene”), a leading computational biology company targeting to revolutionize life-science-based product discovery and development utilizing cutting edge computational biology technologies, across multiple market segments, announced today that a reverse share split of its issued and outstanding Ordinary Shares, at a ratio of 1-for-10, is expected to be implemented after market close on July 24, 2024. The Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-reverse split basis at the market open on July 25, 2024, and on the Tel Aviv Stock Exchange at the market open on July 28, 2024, in each case under the Company’s existing trading symbol “EVGN”.

The reverse share split was approved by the Company’s shareholders at the Company’s Annual Meeting of Shareholders held on June 13, 2024, to be effected at the board of directors’ discretion within approved parameters.

Following the implementation of the reverse split, the Company’s registered share capital under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), which as of the date hereof consists of NIS 3,000,000 divided into 150,000,000 Ordinary Shares of NIS 0.02 par value each, will be adjusted to consist of NIS 3,000,000 divided into 15,000,000 Ordinary Shares of NIS 0.2 par value each. The reverse split will adjust the number of issued and outstanding Ordinary Shares of the Company from approximately 50,790,000 Ordinary Shares to approximately 5,079,000 Ordinary Shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional Ordinary Shares will be issued as a result of the reverse split. In accordance with the Company’s Articles, all fractional shares shall be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share. No cash will be paid with respect to any fractional shares. In addition, proportionate adjustments will be made to the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase Ordinary Shares (with a reciprocal increase in the per share exercise price) and to the number of Ordinary Shares underlying outstanding Restricted Share Units (RSUs).

About Evogene Ltd.:

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

1.	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;
2.	Lavie Bio Ltd. (www.lavie-bio.com) - developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;
3.	AgPlenus Ltd. (www.agplenus.com) -developing next generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;

4.
Casterra Ag Ltd. (www.casterra.co)– developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses its plan to effectuate a reverse share split of its ordinary shares and the timing related to such reverse share split. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and each of Hamas and Hezbollah, the possibility of escalation to a wider regional war, and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Investor Relations Contact

Rachel Pomerantz Gerber I Head of Investor Relations at Evogene

rachel.pomerantz@evogene.com I Tel: +972-8-9311901